CYNTHIA M. KRUS
DIRECT LINE: 202.383.0218
E-mail: Cynthia.krus@sutherland.com
September 29, 2009
VIA E-MAIL AND EDGAR
Mr. Larry L. Greene, Esq.
Senior Counsel, Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Allied Capital Corporation — Preliminary Proxy Statement filed on September 3, 2009
Dear Mr. Greene:
          On behalf of Allied Capital Corporation (the “Company”), set forth below is the Company’s response to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) during a telephone call on September 10, 2009 regarding the Company’s preliminary proxy statement filed on September 3, 2009 (the “Proxy Statement”). The Staff’s comments are set forth below and are followed by the Company’s responses.
General
1.	Comment: Refrain from using all capital letters in various sections of the proxy statement and the proxy card.
     Response: The Company has revised the Proxy Statement and the proxy card in response to this comment.
2.	Comment: Please be aware that if the Company wishes to complete an offering of shares of its common stock at a price below its then current net asset value per share following the receipt of shareholder approval, then the Company must include additional disclosure in its shelf registration statement regarding the dilutive or accretive effect of the issuance of shares below NAV. This disclosure includes the following: (a) acknowledgement that the cumulative dilution to the Company’s NAV per share may not exceed 15%; (b) an additional undertaking in Part C to the Company’s Form N-2 stating that the Company will file a post-effective amendment to the registration statement, and

U.S. Securities and Exchange Commission
September 29, 2009

will suspend any offers or sales pursuant the registration statement until such post-effective amendment has been declared effective under the Securities Act of 1933, in the event its shares of common stock are trading below NAV and either (i) the Company receives, or has been advised by its independent registered accounting firm that it will receive, an audit report reflecting substantial doubt regarding the Company’s ability to continue as a going concern or (ii) the Company has concluded that a fundamental change has occurred in its financial position or results of operations; and (c) a series of tables demonstrating the various dilutive or accretive effects the offering will have on existing stockholders who do not participate, existing stockholders who participate and new investors.
     Response: The Company acknowledges this requirement and will include the additional disclosure in any relevant shelf registration statement on Form N-2 or post-effective amendment to its shelf registration statement on Form N-2.
3.	Comment: Please expand the scope of the tabular examples of the dilutive effect of the issuance of shares below NAV to also include the dilutive effect of the issuance of warrants, options or rights to subscribe for, convert into or purchase shares of its common stock in one of more offerings.
     Response: The Company has included a tabular example of the dilutive effect of the issuance of warrants, options or rights to subscribe for, convert into or purchase shares of its common stock in Proposal 2.
4.	Comment: Please include disclosure informing stockholders that the issuance of additional shares of common stock might dilute the ownership and voting rights of current stockholders as well as affect the Company’s stock price.
     Response: The Company has revised the disclosure in response to this comment.

5.	Comment: Under “Additional Solicitation,” please state how Broker Non-Votes will be voted in the case of an adjournment.
Response: Because both of the Company’s proposals that will be considered and voted upon at the Company’s special meeting are deemed non-routine matters under New York Stock

U.S. Securities and Exchange Commission
September 29, 2009

Exchange Rule 452, brokers do not have discretionary voting authority. As a result, the concept of a “broker non-vote” will not exist during the special meeting. If a beneficial owner does not instruct the broker how to vote his/her shares with respect to the Company’s two proposals, then the broker may not vote those shares. As a result, those shares will not be present at the meeting.

6.	Comment: In Proposal 1, the Company states that it is seeking “the approval of its common stockholders so that it may, in one or more public or private offerings of its common stock, sell or otherwise issues shares of its common stock at a price below its then current NAV, not exceeding 25% of its then outstanding common stock.” Please explain why the Company believes it is able to conduct offerings of its common stock at prices below NAV in private offerings. In addition, if the Company believes it is able to conduct offerings of its common stock at prices below NAV in private offerings, please state the impact of integration on such offerings.
Response: Section 63 of the Investment Company Act of 1940, as amended, does not address whether offerings of common stock at prices below NAV may occur in private or public offerings. As a result, Section 63 appears to permit sales of common stock at prices below NAV in both public and private offerings. The Company understands that any offerings of common stock, whether in private offerings or public offerings, will need to comply with the rules regarding integration of offerings.

7.	Comment: The Company states that “if the Company were able to repay the restructured notes on or before January 31, 2010, the Company would recover a $50 million restructuring fee that could instead be used for principal repayment.” Please definitively state whether or not the repayment of the restructuring fee would be used for principal repayment.
     Response: The Company has revised the Proxy Statement in response to this comment.

8.	Comment: The Company references its ability to issue shares of the Company’s common stock below NAV in “registered public offerings or in a private placement.” Please explain why the Company believes it is able to conduct offerings of its common stock at prices below NAV in private offerings.
     Response: The Company respectfully refers you to its response to Comment #6 above.

U.S. Securities and Exchange Commission
September 29, 2009

9.	Comment: In Proposal 2 the Company states that “because the Company has no immediate plans to issue any securities, it is impracticable to describe the transaction or transactions in which the securities would be issued.” While the Staff recognizes that it is impracticable to describe the terms of the transaction or transactions, please include a description of the Company’s intended use of proceeds for the funds raised in connection with such offerings.

Response: The Company has reviewed this disclosure and believes the disclosure, as currently drafted, includes as much detail as the Company is able to provide at this time given that the Company has no immediate plans to issue any such securities and the nature and amount of consideration cannot be determined. As discussed in the Proxy Statement, the Company is seeking shareholder approval now in order to provide flexibility for future issuances. The Company respectfully refers the Staff to the disclosure at the end of the paragraph referenced by the Staff which indicates that, “... any transaction where the Company issues such securities, including the nature and amount of consideration that would be received by it at the time of issuance and the use of any such consideration, will be reviewed and approved by the Board of Directors at the time of issuance” (emphasis added).

Page 14

10.	Comment: The Company explains that “it is possible that the Board of Directors will authorize the issuance of warrants, options or securities to subscribe for or convert into shares of the Company’s common stock that contain anti-dilution protections, to the extent permissible under the 1940 Act.” Please explain what the Company means by its reference to “anti-dilution protections, to the extent permissible under the 1940 Act” and why the Company believes such protections are permissible under the 1940 Act.
     Response: The Company has deleted this language.

11.	Comment: The Company includes disclosure in the second full paragraph of page 15 that provides that , “This proposal does not limit the Company’s ability to issue warrants, options or rights to subscribe for, convert into or purchase shares of its common stock at an exercise or conversion price below NAV at the time of exercise or conversion .....” Please explain how this statement is consistent with the disclosure set forth under the section entitled to “Conditions to Issuance” on page 14 where the Company indicates that “the number of shares of the Company’s common stock that

U.S. Securities and Exchange Commission
September 29, 2009

would result from the exercise or conversion of such warrants, options or securities convertible, exercisable or exchangeable into such warrants, options or debt will not exceed 25% of its outstanding common stock at such time.”
Response: The Company acknowledges that the issuance of warrants, options or rights at prices below NAV pursuant to Section 63 of the Investment Company Act of 1940, as amended, will occur in accordance with Section 61(a)(3)(C).

12.	Comment: If appropriate, under the heading “Proposals of Stockholders,” please revise the disclosure to include the required deadlines for submission of stockholder proposals and instructions regarding how a stockholder could raise proposals during the meeting.
Response: The Company has revised the disclosure accordingly to clarify that the deadlines for submission of stockholder proposals relate to the Company’s 2010 annual meeting of stockholders.
*   *   *
          In connection with the submission of the Proxy Statement, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•	SEC staff comments or changes to disclosure in response to SEC staff comments in the Proxy Statement do not foreclose the SEC from taking any action with respect to the Proxy Statement; and

•	the Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
          If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0218.

Sincerely,
/s/ Cynthia M. Krus
Cynthia M. Krus